

Mail Stop 3233

December 20, 2017

<u>Via E-Mail</u>
David A. Brooks
Chief Operating Officer
14185 Dallas Parkway, Suite 1100
Dallas, Texas 75254

    Re: Ashford Inc.
            Registration Statement on Form S-3
            Filed December 11, 2017
            File No. 333-221993

Dear Mr. Brooks:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Joshua Lobert, Staff Attorney, at (202) 551-7150 with any questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief
Office of Real Estate and
Commodities

cc: Brooks Antweil, Esq.
        Andrews Kurth Kenyon LLP